EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Nine months ended September 30,	2007
Earnings:
Income from continuing operations before taxes on income	$4,016
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(58)
Fixed charges	365
Distributed income of less than 50%-owned persons	49
Amortization of capitalized interest	15

Total earnings	$4,387

Fixed Charges:

Interest expense:
Consolidated	$320
Proportionate share of 50%-owned persons	3

$323

Amount representative of the interest factor in rents:
Consolidated	$41
Proportionate share of 50%-owned persons	1

$42

Fixed charges added to earnings	$365

Interest capitalized:
Consolidated	$152
Proportionate share of 50%-owned persons	4

$156

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$521

Ratio of earnings to fixed charges	8.4